Exhibit 21.1

Subsidiaries of eGain

Communications Corporation

1.	eGain Communications Ltd. (UK)

2.	eGain Communications Pty Ltd. (Australia)

3.	eGain (Cayman) Ltd. (Cayman)

4.	Inference Corporation (Delaware)

5.	eGain Communications Pvt. Ltd. (India)

6.	eGain Communications SrL (Italy)

7.	eGain Communications B.V. (Netherlands)

8.	eGain Communications Ltd. (Ireland)

9.	eGain Communications Pacific Pte. Ltd (Singapore)